SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

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CNH GLOBAL N.V.

Form 6-K for the month of October 2009

List of Exhibits:

1.	News Release entitled, “CNH and KAMAZ: Agreement for Joint Venture partnership in Russia”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/ MICHAEL P. GOING
Michael P. Going
Senior Vice President, General Counsel and Secretary

October 9, 2009

Press Release

CNH and KAMAZ: Agreement for Joint Venture partnership in Russia

The two companies are planning to invest to locally produce and distribute CNH agricultural and construction equipment in the Russian market

Moscow, Russia - (October 8, 2009) – CNH, a world leader in the agricultural and construction equipment businesses, part of the Fiat Group, and KAMAZ JSC, a leading global heavy truck manufacturer, are developing an industrial and commercial alliance to further strengthen CNH’s leading position in Russia’s agricultural and construction equipment sectors.

The alliance, framed as a Heads of Agreement, has been signed in the presence of Mr. Vladimir Putin, Prime Minister of the Russian Federation and Mr. Sergey Chemezov, General Director of Rostechnologii; Mr. Sergej Kogogin, General Director of KAMAZ and Mr. Sergio Marchionne, CEO of Fiat Group; Mr. Franco Fusignani, Head of CNH International; Mr. Alessandro Nasi, Vice President of CNH Business Development. Definitive agreements are to be completed by the parties in the coming months.

Under the deal, the two companies would set up an industrial joint venture aimed at initially localizing the production of CNH’s brands’ combines, tractors, implements and specific construction equipment models. Manufacturing operations will be located in Naberezhnye Chelny, Tatarstan, the historical headquarters of KAMAZ, and are planned to commence in 2010. This operation will also serve as the manufacturing base for the local assembly of products in addition to those mentioned above.

Furthermore, according to the definitive agreement, CNH and KAMAZ will integrate their networks in order to distribute in the Russian Federation both localized and imported agricultural and construction equipment belonging to CNH’s brands’ full line of product ranges. The commercial joint venture will benefit from KAMAZ’s dealer network in Russia and from CNH’s strong product, brand recognition and distribution presence in the Russian market, leveraging its global resources and organization.

The partnership will lead to increased employment opportunities and will enhance the mechanization of the agriculture and construction sectors in Russia leveraging on some of the most technologically advanced machines in this business.

CNH and KAMAZ are working in close collaboration with the Russian Ministries for Agriculture and Industry and Trade in order to assure the most appropriate framework in which to develop this industrial and commercial alliance.

“This agreement is a strong sign of our long term commitment to Russia. To these joint ventures, CNH would bring technological know-how, an existing distribution network, retail finance and leasing solutions and access to an extensive supply base and relevant economies of scale. CNH has a strong presence in the Russian market that is supported by our recognized leading brands and their wide-ranging product lines,” said Sergio Marchionne, CEO Fiat S.p.A. and Chairman of the Board, CNH Global N.V.

“KAMAZ extensively develops partnerships with leading world manufacturers of automotive and agricultural machinery. This will allow us to use the most advanced manufacturing sciences and provide Russian buyers with cutting edge machines” said Sergey Chemezov, General Director of Rostechnologii

[end]

CNH - Case New Holland (CNH) is a world leader in the agricultural and construction equipment businesses. Supported by about 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat SpA. (FIA.MI), More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH in Russia - CNH operations in Russia date back to 1907, the year in which the first Case tractor was shipped to the country. Since then, the company has continued to strengthen its presence, with the opening of the first Moscow-based offices in 1998, as well as the development of a widespread distribution network. At the beginning of 2009, CNH opened a new spare parts depot centre near Moscow. CNH has historically been, and continues to be a leader in the combine segment in Russia; in recent years, it has also quickly penetrated other agricultural and construction segments.

KAMAZ Inc. is the largest Russian manufacturer of heavy-duty trucks. It takes the 11th place in truck production (of 14 t GVW) and the 8th place in diesel engines production in the world. KAMAZ Group consists of 96 enterprises, 13 of which are the main associated companies. The staff is about 59 000 employees. KAMAZ sales and service network covers all regions of Russia and the CIS, and also traditional outlets. There are 127 dealers and more than 100 firm service car centers. Trucks of GVW from 14 up to 40 tonnes, diesel and gas engines are the major products of KAMAZ Inc. The trucks are used in the CIS, Europe, Asia, Africa and Latin America (more than 80 countries).

For more information:

Stefano Ferro CNH International Stefano.ferro@cnh.com +39 (334) 634 01 38	Dmitry Borschesvky The PBN Company for CNH Dmitry.borschevsky@pbn.ru +7 (495) 775 0077	Oleg Afanasiev Kamaz pr@kamaz.org +7 (8552) 45 21 35